Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended
	March 31, 2011	March 31, 2010

Earnings

Income (Loss) before Income Taxes	$(31)	$43
Fixed Charges	235	206

Total Earnings	$204	$249

Fixed Charges
Interest Expense	$224	$204
Amortization of Debt Costs	9	-
Interest Element of Rentals	2	2

Total Fixed Charges	$235	$206

Ratio of Earnings to Fixed Charges (1)	-	1.21

(1) Earnings for the three months ended March 31, 2011 were insufficient to cover fixed charges by $31 million. As a result of such deficiency, the ratio is not presented above.